Amendment No. 2

to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

BROADVIEW INSTITUTE, INC.

(Name of the Issuer)

Broadview Institute, Inc.

Terry L. Myhre
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

111381109
(CUSIP Number of Class of Securities)

Jeffrey D. Myhre
Chief Executive Officer
8147 Globe Drive
Woodbury, MN 55125
(651) 332-8000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 492-7000

Attention: David C. Grorud, Esq.

                Andrew M. Nick, Esq.

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$168,500	$19.58

*

For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $0.05 by the Issuer in lieu of fractional shares immediately following a 1-for-3,384,409 Reverse Split to holders of fewer than 3,384,409 shares of the Issuer’s common stock prior to the Reverse Split. The aggregate cash payment is equal to the product of a price of $0.05 per pre-split share and approximately 3,370,000 pre-split shares, the estimated aggregate number of shares held by such holders. Previously paid.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $168,500 and 0.0001162.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 2 (the “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Broadview Institute, Inc., a Minnesota corporation (“Broadview”, the “Company”, “we”, or “our”), and Mr. Terry L. Myhre (“Mr. Myhre”) in connection with a “going private” transaction. On May 6, 2015, our board of directors (“Board”) approved a 1-for-3,384,409 share combination (the “Reverse Split”), which Reverse Split was effected on June 26, 2015 by the filing of Articles of Amendment to our Restated Articles of Incorporation with the Secretary of State of the State of Minnesota. As a result of the Reverse Split, shares of our common stock that would otherwise have been converted into a fraction of a share have been cancelled and converted into the right to receive cash consideration in an amount equal to $0.05 per share of common stock outstanding immediately prior to the Reverse Split. All of our shareholders other than Mr. Myhre have had their entire holdings of Company common stock cashed out as a result of the Reverse Split, leaving Mr. Myhre as our sole shareholder.

As a result of the Reverse Split, the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated by the filing of a Form 15 (the “Form 15”) with the Securities and Exchange Commission (the “SEC”), which we expect to file on the date of this Amendment. When we file the Form 15, we will no longer be required to file periodic reports with the SEC, and we will not be subject to the reporting or other obligations under the Exchange Act. The deregistration of our common stock will also have the effect of terminating the quotation of our common stock on the OTCQB, and our common stock will not thereafter be listed on any quotation system or exchange.

This Amendment to Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s disclosure document, as included in Amendment No. 1 to the Schedule 13E-3 (the “Disclosure Document”). The Reverse Split was conducted upon the terms and subject to the conditions set forth in the Disclosure Document. The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

Item 15. Additional Information.

(a) Other Material Information. . This item 15(a) is hereby amended and supplemented as follows:

On June 26, 2015, the Company filed with the Secretary of State of the State of Minnesota Articles of Amendment to its Restated Articles of Incorporation, effectuating the Reverse Split as of 4:00 p.m. Minnesota time (the “Effective Time”). Fractional shares, including all shares held by shareholders other than Mr. Myhre, were converted into the right to receive cash consideration in the amount of $0.05 per pre-split share. Following the Effective Time, Mr. Myhre is the Company’s sole shareholder.

As a result of the Reverse Split, the Company will de-register its common stock under the Securities Exchange Act of 1934, as amended, and its shares will no longer be quoted for trading on the OTCQB or elsewhere.

Item 16. Exhibits.

(a)(3)	The Disclosure Document of the Company, dated as of June 4, 2015 (filed by the Company with the SEC as Exhibit 99.A3 to Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference).

(a)(5)(i)	Broadview Institute, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2014 (filed by the Company with the SEC on June 27, 2014 and incorporated herein by reference).

(a)(5)(ii)	Broadview Institute, Inc. Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2014 (filed by the Company with the SEC on February 17, 2015 and incorporated herein by reference).

(c)(i)

Valuation Report, dated April 28, 2015, of Apex Financial Services, Inc. (filed by the Company as Annex A to the Disclosure Document that was filed with the SEC as Exhibit 99.A3 to Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference).

(d)(i)

Common Stock Purchase Warrant dated March 25, 2003, granted by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.3 to Schedule 13D filed by Terry L. Myhre on May 9, 2003).

(d)(ii)

Common Stock Purchase Warrant dated March 30, 2005, as issued by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.6 to Schedule 13D amendment filed by Terry L. Myhre on June 14, 2005).

(d)(iii)

Investment Representation Letter and Subscription Agreement dated March 30, 2005, by and between the Registrant and Terry L. Myhre (incorporated herein by reference to Exhibit 99.5 to Schedule 13D amendment filed by Terry L. Myhre on June 14, 2005).

(d)(iv)	2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed August 14, 2006).

(d)(v)

Restricted Stock Agreement under the Broadview Institute, Inc. 2006 Equity Incentive Plan dated October 13, 2009 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed October 19, 2009).

(d)(vi)

Restricted Stock Award Agreement under the Broadview Institute, Inc. 2006 Equity Incentive Plan dated June 15, 2011(incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 17, 2011).

(d)(vii)

Investment Representation Letter and Subscription Agreement dated March 29, 2013, by and between the Registrant and Terry L. Myhre (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A filed April 10, 2013).

(d)(viii)

First Amendment to Line of Credit Authorization by and between the Registrant and Terry L. Myhre, executed and effective June 13, 2013 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 14, 2013).

(d)(ix)

Common Stock Purchase Warrant dated March 29, 2013, granted by the Registrant to Terry L. Myhre (incorporated herein by reference to Exhibit 99.9 to the Amendment No. 5 to Schedule 13D filed by Terry L. Myhre on June 25, 2013).

(f)(i)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, incorporated by reference to Exhibit A of Annex B to the Disclosure Document.

(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADVIEW INSTITUTE, INC.

/s/ Jeffrey D. Myhre
	Name:	Jeffrey D. Myhre
Dated: June 26, 2015	Title:	Chief Executive Officer

TERRY L. MYHRE

/s/ Terry L. Myhre